As filed with the Securities and Exchange
                         Commission on January 31, 1997


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3

                                  CONSECO, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    208464107
                                 (CUSIP Number)

                               Stephen C. Hilbert
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                                 (317) 817-6100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 21, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

[   ]

Check the following box if a fee is being paid with this statement:

[   ]

This filing contains 27 pages.
The Exhibit Index appears on page 6.

         CUSIP No.. . . . . . . . . . . . . . . . . . . . . .          208464107

1.       NAME OF REPORTING PERSON . . . . . . . . . .         Stephen C. Hilbert

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON . . . . .   Not given

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ] (b) [   ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS . . . . . . . . . . . . . . . . . . . . . . . .. PF; BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION . . . . .  . United States Citizen

Number of          7.      SOLE VOTING. . . . . . . . . . . . .        3,861,235

Shares

Beneficially       8.      SHARED VOTING POWER . . . . . . . . .         230,000

Owned By

Each               9.      SOLE DISPOSITIVE POWER . . . . . . . .      3,861,235

Reporting

Person With       10.      SHARED DISPOSITIVE POWER . . . . . . .        230,000



11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,121,235



12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.81%


14.      TYPE OF REPORTING PERSON . . . . . . . . . . . .                     IN


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



ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Conseco, Inc., an Indiana corporation ("Conseco"). Conseco's principal executive office is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032. The share information provided herein does not reflect a 2 for 1 stock split to be effective February 11, 1997.

ITEM 2.           IDENTITY AND BACKGROUND

         Not amended. See the statement on Schedule 13D previously filed.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 21, 1997, The Hilbert Foundation (the "Foundation") acquired Warrants previously issued by Transport Holdings Inc. ("Transport") which represent the right to acquire 10,000 shares of Common Stock for $39.2857 per share (the "Warrant"). The Warrant was assumed by Conseco on December 23, 1996 when Transport was merged into Conseco. The Warrants were purchased for $390,000 in a negotiated transaction. Mr. Hilbert and his wife are trustees of the Foundation. Such purchase was made by the Foundation with funds temporarily borrowed from The Helping Fund which borrowings will be repaid with funds obtained through margin account borrowings.

         Since the filing of Amendment No. 2 to Schedule 13D, Mr. Hilbert acquired beneficial ownership of an additional 329,168 shares of Common Stock resulting from the shares acquired by The Thomas C. Hilbert Irrevocable Trust (the "Hilbert Trust") and The Christopher L. Myers
         Irrevocable Trust (the "Myers Trust"; together, the "Trusts"). Mr. Hilbert is the trustee of the Trusts. All such shares were acquired pursuant to the Conseco, Inc. Director, Executive and Senior Officer Stock Purchase Plan (the "Plan") in open market transactions beginning August 28, 1996. The following table sets forth the shares of Common Stock acquired and the consideration paid on each date:

                                            Hilbert Trust                                        Myers Trust
                                            -------------                                        -----------
                                      Shares                                              Shares
                                        of                    Consideration                 of                Consideration
                                   Common Stock                   Paid                 Common Stock                Paid
                                   ------------                   ----                 ------------                ----

August 28, 1996                        70,174                  $3,037,832                 12,531                    $542,467
August 29, 1996                        28,070                   1,206,729                  5,012                     215,466
September 3, 1996                      28,070                   1,156,203                  5,012                     206,444
September 5, 1996                      14,025                     588,910                  2,506                     105,227
September 6, 1996                      14,025                     608,825                  2,506                     108,785
September 9, 1996                      28,070                   1,231,712                  5,012                     219,927
September 10, 1996                     14,025                     637,577                  2,506                     113,923
September 12, 1996                      7,019                     317,610                  1,253                      56,698




                                            Hilbert Trust                                        Myers Trust
                                            -------------                                        -----------

                                      Shares                                              Shares
                                        of                    Consideration                 of                  Consideration
                                   Common Stock                   Paid                Common Stock                    Paid
                                   ------------                   ----                ------------                    ----

September 13, 1996                      7,019                     327,296                  1,253                      58,427
September 16, 1996                      7,019                     327,296                  1,253                      58,427
September 17, 1996                     14,025                     647,815                  2,506                     115,752
September 18, 1996                     14,025                     637,997                  2,506                     113,998
September 26, 1996                     14,025                     683,018                  2,506                     122,042
September 27, 1996                     19,701                     958,848                  3,514                     171,026

         Shares acquired by the Trusts were acquired with funds borrowed from Bank of America National Trust and Savings Association ("Bank of America"). Pursuant to the Plan, such loans are guaranteed by Conseco. Mr. Hilbert has personally indemnified Conseco against any liability under such guarantees.

         On February 17, 1997, Mr. Hilbert will be entitled to purchase an additional 711,000 shares of Common Stock pursuant to previously granted stock options which will then become exercisable. Under such option, Mr. Hilbert has the right to acquire such shares at a price of $29.625 per share.

         See the previously filed statements on Schedule 13D, as amended, for a description of the previous acquisitions.


ITEM 4.           PURPOSE OF TRANSACTION

         The Trusts, the Foundation and Mr. Hilbert have acquired beneficial ownership of the Common Stock for investment purposes.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Set forth below is information concerning the Common Stock beneficially owned by Mr. Hilbert on the date hereof.

         (a) 4,121,235 shares, which number includes (i) 1,866,370 shares of Common Stock which may be acquired by Mr. Hilbert within 60 days upon exercise of stock options, (ii) 660,000 shares of Common Stock which are owned by the Trusts of which Mr. Hilbert is the sole trustee, (iii) 130,000 shares of Common Stock which are owned by the Foundation of which Mr. Hilbert and his wife are trustees, (iv) 10,000 shares of Common Stock which may be acquired by the Foundation within 60 days upon exercise of the Warrant, (v) 100,000 shares of Common Stock which are owned by the Stephen C. Hilbert 1996 Grantor Retained Annuity Trust Agreement (the "Hilbert GRAT") of which Mr. Hilbert is a co-trustee and (vi) 30,000 shares of Common Stock which are owned by Tomisue Hilbert Trust of which Mrs.

                  Hilbert is the sole trustee. Such amount is 4.81% of the outstanding shares of Common Stock of Conseco.
         (b) Except for shares held by the Foundation, the Hilbert GRAT and Tomisue Hilbert Trust as indicated in (a), Mr. Hilbert has the sole power to vote or to direct the vote of all of the shares disclosed in (a) and the sole power to dispose or to direct the disposition of such shares. Shares beneficially owned which are subject to options or warrants do not have voting rights prior to exercise of such options or warrants, as the case may be.
         (c) On September 6, 1996, Mr. Hilbert made a gift of 30,000 shares of Common Stock to a charitable organization. On December 23, 1996, Mr. Hilbert made additional gifts totaling 70,000 shares of Common Stock to charitable organizations. Mr. Hilbert also made gifts on such date in the amount of 130,000, 100,000 and 30,000 shares of Common Stock to the Foundation, the Hilbert GRAT and Tomisue Hilbert Trust, respectively. Mr. Hilbert also made gifts totaling 125 shares of Common Stock to various individuals on December 23, 1996. Mr. Hilbert has not otherwise engaged in any transactions concerning the Common Stock during the past 60 days other than as disclosed in Item 3 above.
         (d)      Not applicable.
         (e) Although Mr. Hilbert's beneficial ownership has increased by 950,043 shares of Common Stock since the filing of Amendment No. 2, Mr. Hilbert's beneficial ownership of shares of Common Stock ceased to exceed 5% of the shares of Common Stock outstanding on December 17, 1996 when Conseco issued shares of Common Stock in connection with its acquisition of American Travellers Corporation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the previously filed statement on Schedule 13D, as amended.

         The shares of Common Stock beneficially owned by Mr. Hilbert include 1,866,370 shares which may be acquired within 60 days upon exercise of stock options. Under those stock options, Mr. Hilbert has the right to acquire (i) 15,000 shares of Common Stock at a price of $26.625 per share, (ii) 238,750 shares of Common Stock at a price of $26.625 per share, (iii) 492,000 shares of Common Stock at a price of $24.125 per share, (iv) 409,620 shares of Common Stock at a price of $32.438 per share and (v) 711,000 shares of Common Stock at a price of $29.625 per share. Mr. Hilbert also holds options not exercisable within 60 days to acquire 2,387,250 shares of Common Stock. All such options were granted under the Conseco Stock Option Plan, as amended, and the Conseco 1994 Stock and Incentive Plan.

         The shares of Common Stock held by the Trusts were purchased pursuant to the Plan with the proceeds of a loan obtained pursuant to the Credit Agreement (as defined herein). The Credit Agreement is filed as an exhibit hereto and is made a part hereof. All such shares owned by the Trust have been pledged to Bank of America under the Borrower Pledge Agreement filed as an exhibit hereto and made a part hereof.

         The Warrant contains a provision allowing Mr. Hilbert to cause Conseco to purchase the Warrant for the difference between the exercise price and the then current market price. The Warrant expires September 29, 2005. See Exhibit 9 to this Amendment No. 3.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         1. Employment Agreement dated January 1, 1987, between Conseco and Stephen C. Hilbert, was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1986, and Amendment No. 1 thereto was filed as Exhibit 10.1.2 to Conseco's Annual Report on Form 10-K for 1987; and are incorporated herein by this reference.

         2. Conseco's Stock Option Plan was filed with the Commission as Exhibit B to its definitive Proxy Statement dated December 10, 1983; Amendment No. 1 thereto was filed with the Commission as
                  Exhibit 10.8.1 to its Report on Form 10-Q for the quarter ended June 30, 1985; Amendment No. 2 thereto was filed with the Commission as Exhibit 10.8.2 to its Registration Statement on Form S-1, No. 33-4367; Amendment No. 3 thereto was filed with the Commission as Exhibit 10.8.3 to Conseco's Annual Report on Form 10- K for 1986; Amendment No. 4 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Annual Report on Form 10-K for 1987; Amendment No. 5 thereto was filed with the Commission as Exhibit 10.8 to Conseco's Report on Form 10-Q for the quarter ended September 30, 1991; and such documents are incorporated herein by this reference.

         3. Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.4 to Conseco's Annual Report on Form 10-K for 1992 and Amendment to the Amended and Restated Conseco Stock Bonus and Deferred Compensation Program was filed as Exhibit 10.8.9 to Conseco's Annual Report on Form 10-K for 1994. Such documents are incorporated herein by this reference.

         4. The Conseco 1994 Stock and Incentive Plan was filed as Exhibit A to Conseco's definitive Proxy Statement dated April 29, 1994 and is incorporated herein by this reference.

*        5.       Conseco,  Inc.  Director,  Executive and Senior  Officer Stock
                  Purchase Plan.

*        6.       Credit Agreement,  (the "Credit  Agreement"),  dated as of May
                  13, 1996, among the Borrowers (including the Trusts), the financial institutions party thereto and Bank of America.

*        7.       Guaranty, dated as of May 13, 1996, among Conseco and Bank of
                  America.

*        8.       Borrower  Pledge  Agreement,  dated  May 13,  1996,  among the
                  Trusts and Bank of America.

         9.       Conseco, Inc. Warrant dated January 21, 1997.

-----------------------------------

*        Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 31, 1997



                                                         /s/ Stephen C. Hilbert
                                                         ----------------------
                                                         Stephen C. Hilbert

G:\LEGAL\FORM-13D\HILBERT.'96
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